SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza Five

Jersey City, NJ 07311-4992

July 21, 2009

VIA EDGAR

Vincent Di Stefano

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Income Funds (File Nos. 033-06502 / 811-04708)
SunAmerica Senior Floating Rate Fund, Inc. (File Nos. 333-32798 / 811-08727)
Preliminary Joint Proxy Statement on Schedule 14A Filed on July 9, 2009

Dear Mr. Di Stefano:

This letter responds to the comment on the above-referenced Joint Proxy Statement that you provided in a telephone conversation with me on July 15, 2009.

For your convenience, the substance of that comment has been restated below in italicized text. The Registrants’ response to the comment is set out immediately under the restated comment.

Comment: Please include a statement disclosing that if a Fund’s shareholders approve the Manager of Managers Proposal, the shareholders of the Fund will no longer have the ability to control the selection of the Fund’s unaffiliated subadvisers.

Response: The requested disclosure has been included on pages 13 and 14 of the Joint Proxy Statement.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (201) 324-6369.

Very truly yours,

/s/ Kathleen D. Fuentes
Kathleen D. Fuentes